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EXHIBIT 18

January 15, 1998


Mr. Lawrence A. Weinbach
Chairman, President and Chief Executive Officer
Unisys Corporation
P.O. Box 500
M.S. A-1
Blue Bell, PA 19424

Dear Mr. Weinbach:

Note 3 to the Consolidated Financial Statements of Unisys Corporation (the "Company") included in its 1997 Annual Report to Stockholders, to be incorporated by reference in its Form 10-K for the year ended December 31, 1997, describes a change in the method of accounting for measuring goodwill impairment. Prior to the change, when impairment indicators existed, goodwill was evaluated for impairment and any impairment would have been measured based on comparing the unamortized goodwill to projected undiscounted operating results. Under the Company's new accounting method, any impairment of goodwill indicated by such comparison would be measured by discounting projected cash flows using a discount rate commensurate with the risks involved. You have advised us that you believe that the change is to a preferable method in your circumstances because when a goodwill impairment must be recognized, the discounted cash flow method is a better measurement of the remaining value of goodwill, particularly considering the rapid changes that continue to occur in the marketplace away from the proprietary technology and maintenance businesses, and the continuing declines in revenue and margins in these businesses.

There are no authoritative criteria for determining a `preferable' method of measuring the impairment of goodwill based on the particular circumstances; however, we conclude that the change in the method of measuring the impairment of goodwill by discounting projected cash flows is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania